                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                        INTENSIVA HEALTHCARE CORPORATION
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                                (Name of Issuer)

                          Common Stock $.001 par value
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                         (Title of Class of Securities)

                                  45815Y 10 5
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                                 (CUSIP Number)


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Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO. 45815Y 10 5                 13G
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  1     NAMES OF REPORTING PERSONS/
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        BURR, EGAN, DELEAGE & CO./04-2681308
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
        (SEE INSTRUCTIONS)                                   (b) [ ]
        N/A
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  3     SEC USE ONLY

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  4     CITIZENSHIP OR PLACE OF ORGANIZATION
        MASSACHUSETTS
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    NUMBER OF
                           5       SOLE VOTING POWER
      SHARES                       N/A
                           -----------------------------------------------------
   BENEFICIALLY            6       SHARED VOTING POWER
                                   N/A
     OWNED BY              -----------------------------------------------------
                           7       SOLE DISPOSITIVE POWER
       EACH                        N/A
                           -----------------------------------------------------
     REPORTING             8       SHARED DISPOSITIVE POWER
                                   N/A
    PERSON WITH
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  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        N/A
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 10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
        (SEE INSTRUCTIONS)
        N/A
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 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        N/A - ALL HOLDINGS WERE SOLD BY 5/1/98.
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 12     TYPE OF REPORTING PERSON
        IA
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Item 1(a)         Name of Issuer:

                  Intensiva HealthCare Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  7733 Forsyth Boulevard, 11th Floor
                  St. Louis, Missouri  63105

Item 2(a)         Name of Person Filing:

                  This report is being filed on behalf of: Burr, Egan, Deleage & Co.

Item 2(b)         Address of Principal Business Offices or, if none, Residence:

                  One Post Office Square
                  Suite 3800
                  Boston, Massachusetts  02109

Item 2(c)         Citizenship

                  Massachusetts

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.001 par value

Item 2(e)         CUSIP Number:

                  45815Y 10 5

Item 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                  (a) [ ] Broker or Dealer registered under Section 15 of the
                          Act
                  (b) [ ] Bank as defined in Section 3(a)(6) of the Act
                  (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act
                  (d) [ ] Investment Company registered under Section 8 of
                          the Investment Company Act
                  (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
                  (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
                  (g) [ ] Parent Holding Company, in accordance with Section
                          240.13d-1(b)(ii)(G)
                  (h) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

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Item 4.           Ownership.

         (a)  Amount Beneficially Owned:

              N/A

         (b) Percent of Class:

              N/A


         (c) Number of shares as to which such person has:

             (i)       Sole power to vote or to direct the vote

                       N/A

             (ii)      Shared power to vote or to direct the vote

                       N/A

             (iii)     Sole power to dispose or to direct the disposition of

                       N/A

             (iv)      Shared power to dispose or to direct the disposition of

                       N/A

Item 5.           Ownership of Five Percent or Less of a Class.

                  EXIT FILING - Reporting person has ceased to be the beneficial owner of more than 5% of the class of securities.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable

Item 9.           Notice of Dissolution of Group.

                  Not applicable

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Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




                                     SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.



                                         BURR, EGAN, DELEAGE & CO.



                                         /s/ Eileen McCarthy
                                         ----------------------------
                                         By: Eileen McCarthy
Date: February 11, 1999                  Title: Vice-President






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ATTACHMENT A


                        INTENSIVA HEALTHCARE CORPORATION


Burr, Egan, Deleage & Co. directly or indirectly provides investment advisory services to various venture capital funds, including Alta V Limited Partnership and Customs House Partners. The respective general partners of these funds exercise sole voting and investment power with respect to the shares held by such funds. The beneficial ownership of these two funds at December 31, 1996 is as follows:


                                                          Common Shares
                                                          -------------

                   Alta V Limited Partnership                   807,345
                   Customs House Partners                         8,486
                                                                -------

                                          Total:                815,831
                                                                =======

The principals of Burr, Egan, Deleage & Co. are General Partners of Alta V Management Partners, L.P. (the General Partner of Alta V Limited Partnership) and Customs House Partners. As General Partners of the funds, they may be deemed to share voting and investment powers for the shares held by the funds. These principals disclaim beneficial ownership of all such shares held by all of the aforementioned funds except to the extent of their appropriate pecuniary interests therein.